Shareholder meeting

The fund held its Annual Meeting of Shareholders on January 26, 2015. The following proposal was considered by the shareholders:

Proposal: Election of twelve (12) Trustees to serve for a three-year term ending at the 2018 Annual Meeting of Shareholders. Each Trustee was re-elected by the fund’s shareholders and the votes cast with respect to each Trustee are set forth below.

	Total votes	Total votes withheld
	for the nominee	from the nominee
Independent Trustees
Charles L. Bardelis	6,291,924.251	217,889.178
Peter S. Burgess	6,289,885.082	219,928.347
William H. Cunningham	6,274,887.055	234,926.374
Grace K. Fey	6,276,472.215	223,341.214
Theron S. Hoffman	6,286,547.055	223,266.374
Deborah C. Jackson	6,257,275.215	252,538.214
Hassell H. McClennan	6,293,677.224	216,136.205
James M. Oates	6,274,936.055	234,877.374
Steven R. Pruchansky	6,277,784.885	232,028.544
Gregory A. Russo	6,294,763.055	215,050.374
Non-Independent Trustee
Craig Bromley	6,290,451.224	219,362.205
Warren A. Thomson	6,279,621.224	230,192.205

Mr. James R. Boyle was not up for election; the Board appointed Mr. Boyle to serve as a Non-Independent Trustee on March 10, 2015.